

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2023

Neill P. Reynolds
Executive Vice President and Chief Financial Officer
Wolfspeed, Inc.
4600 Silicon Drive
Durham, North Carolina 27703

> **Re: Wolfspeed, Inc.**
> **Form 10-K for the Fiscal Year Ended June 26, 2022**
> **Filed August 22, 2022**
> **Form 8-K Filed January 25, 2023**
> **CORRESP filed March 24, 2023**
> **File No. 001-40863**

Dear Neill P. Reynolds:

We have reviewed your March 24, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Form 10-K for the Fiscal Year Ended June 26, 2022

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Segment Information, page 54

1. We have reviewed your response to prior comment 3, where you state that the CODM receives revenue and limited directly attributable costs at the product line level. Please describe these costs in detail and quantify them. Please also tell us why these costs are provided to the CODM and how the CODM uses them. Finally, please tell us whether these costs are included in the budget the CODM reviews, and if performance against budget is assessed at this level.

2.   You state in your response to prior comment 3 that revenues are available by market, and that investment decisions and resource allocation are, in part, based on the markets in which the company chooses to compete. Please tell us whether the CODM receives cost information by market. If so, please provide the information requested in the above comment for said costs.

Form 8-K Filed January 25, 2023
Exhibit 99.1, page 7

3.   We have reviewed your response to prior comment 5. Please address the following:

- Provide us with a breakdown of the (i) project costs, (ii) transformation costs, and (iii) transaction costs reflected in the non-GAAP adjustments you presented in reconciling your non-GAAP measures for the fiscal years ended June 26, 2022 and June 27, 2021, respectively, as well for the nine months ended March 26, 2023 and March 27, 2022, respectively. In your breakdown, identify and quantify the material components of each of the three groups of costs.

- Describe to us the nature of the specific costs included in each group of costs.

- In particular, describe to us in detail the costs that comprise the internal transformation program costs for which you have adjusted your non-GAAP financial measures.

- Explain to us how you determined that the adjustments related to each group of costs are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

4.   We note you adjust certain non-GAAP financial measures for "Loss on Wafer Supply Agreement." Please describe to us the nature of these losses, and tell us how they relate in anyway to the $31 million liability you recorded at the inception of your agreement to provide CreeLed with certain Silicon Carbide materials and fabrication services for up to four years. Tell us whether you expect to continue to record additional losses beyond the liability that was initially recorded and is now fully amortized. In addition, please explain to us how you determined this adjustment is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

5.   As a related matter, please support your conclusion that the losses on your Wafer Supply Agreement should be presented outside of your cost of revenues and operating loss amounts on your statements of operations.

You may contact Jeffrey Gordon at 202-551-3866 or Martin James at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing